VIA EDGAR	200 Crescent Court, Suite 300 Dallas, TX 75201-6950 +1 214 746 7700 tel +1 214 746 7777 fax

December 3, 2014	Glenn D. West

Mr. Norman von Holtzendorff

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Apco Oil and Gas International Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed November 26, 2014

File No. 000-08933

Dear Mr. von Holtzendorff:

On behalf of our client, Apco Oil and Gas International Inc. (“Apco”), we are providing Apco’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 3, 2014, with respect to Amendment No. 1, filed on November 26, 2014 (“Amendment No. 1), to Apco’s Preliminary Proxy Statement on Schedule 14A originally filed on October 31, 2014 (the “Statement”).

Amendment No. 2 (“Amendment No. 2”) to the Statement is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering to your attention a hard copy of this letter, along with six copies of Amendment No. 2.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Apco’s response. All references to page numbers in these responses are to the pages of the Statement. Terms not otherwise defined in this letter shall have the meanings set forth in the Statement.

General

1.

We note your response to our prior comment 2. We note that you have added disclosure under the heading “Dissenter Rights” in the summary section, beginning on page 10, and in the “Dissenter Rights” section beginning on page 76. In both places, you now state that “[y]ou need not vote against any of the proposals at the extraordinary general meeting in order to exercise your dissenter rights.” But on page 76, you have added an additional caveat that “[h]owever, in the event you exercise Dissenter Rights, a vote by you in favor of

Mr. Norman von Holtzendorff U.S. Securities and Exchange Commission December 3, 2014 Page 2 of 2

the approval and adoption of the Merger Agreement and the plan of merger exhibited thereto at the extraordinary general meeting could deprive you of standing to seek a determination from the Grand Court (defined below) of whether the fair value for your Company Shares exceeds the Merger Consideration.” Please add this caveat to the summary section as well.

Response: In response to the Staff’s comment, Apco has revised the Statement to include the above-referenced caveat in the summary section as well.

In response to your request, Apco acknowledges that:

•	Apco is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Apco may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 2 which are included herewith in the form of a blackline to the Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (214) 746-7780 or by email at gdwest@weil.com.

Sincerely,

/s/ Glenn D. West
Glenn D. West

Enclosures

cc:	Richard E. Muncrief, Apco Oil and Gas International Inc.
Amy Flakne, Apco Oil and Gas International Inc.
James R. Griffin, Weil, Gotshal & Manges LLP
Jeffrey S. Lewis, Cleary Gottlieb Steen & Hamilton LLP
Neil Whoriskey, Cleary Gottlieb Steen & Hamilton LLP